FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

P.E.
8/5/02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of August 5, 2002

SIGNET GROUP plc

(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

AMVESCAP PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST IN RESPECT OF AMVESCAP PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees	170,681,296
Chase Nominees	896,559
HSBC Nominees	10,943,558
Northern Trust Nominees	793,451
Bank of New York Nominees	3,813,982
BT Globenet Nominees	107,000
CM Investment Nominees	8,910

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

1,590,000

8) Percentage of issued class

0.093%

9) Class of security

0.5p ORDINARY SHARES

10) Date of transaction

8 February 2002

11) Date company informed

11 February 2002

12) Total holding following this notification

187,244,756

13) Total percentage holding of issued class following this notification

10.97%

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES
0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..12 February 2002.....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

See below

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See below

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See below

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

See below

7) Number of shares/amount of stock acquired

See below

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

See below

12) Price per share

See below

13) Date of transaction

See below

14) Date company informed

See below

15) Total holding following this notification

See below

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.....20 February 2002............................

Signet Group plc announces that, on 20 February 2002, 313,046 Ordinary Shares of 0.5p each in the Company were allotted and issued to Signet Group QUEST Limited, as trustee of the Signet Group Qualifying Employee Share Ownership Trust ("the QUEST"), at a subscription price, on 31 January 2002, of 99.25 pence per share pursuant to the Company's Savings Related Share Option Scheme. W G Boyd, J McAdam and I Dahl, Directors of the Company, are, in common with all other UK employees of the Group with more than six months' service, deemed under the Companies Act 1985 and by virtue of the trusts of the QUEST to have an interest in all of such Ordinary Shares and in the 109,252 Ordinary Shares already held by the trustee under the QUEST although none of them have been granted any specific interest in such shares.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

James McAdam

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted on 13 November 1998 under Signet Group plc Sharesave Scheme

7) Number of shares/amount of stock acquired

45,588 as a result of exercise of options held under Signet Group plc Sharesave Scheme

8) Percentage of issued class

0.0027

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

0.5p Ordinary Shares

12) Price per share

Exercise price = 21.25p

13) Date of transaction

7 March 2002

14) Date company informed

7 March 2002

15) Total holding following this notification

177,088

16) Total percentage holding of issued class following this notification

0.010

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 9090301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....8 March 2002...........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

James McAdam

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification of holding in respect of Mr J McAdam and his spouse Mrs M U McAdam

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr J McAdam	50,000 shares
Mrs M U McAdam	15,000 shares

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Notification of holding in respect of Mr J McAdam and his spouse Mrs M U McAdam

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Personal purchase

7) Number of shares/amount of stock acquired

Mr J McAdam	50,000 shares
Mrs M U McAdam	15,000 shares

8) Percentage of issued class

0.0037

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

0.5p ordinary shares

12) Price per share

£0.8325

13) Date of transaction

15 July 2002

14) Date company informed

19 July 2002

15) Total holding following this notification

242,088 shares

16) Total percentage holding of issued class following this notification

0.0141

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates telephone 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......19 July 2002........

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

CAPTITAL GROUP COMPANIES INC ("CG") AND CAPITAL INTERNATIONAL LIMITED, AFFILIATE OF CG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM CG.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE LETTER BELOW.

5) Number of shares/amount of stock acquired

NOT STATED

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

0.5p ORDINARY SHARES

10) Date of transaction

NOT STATED

11) Date company informed

20.03.02

12) Total holding following this notification

See below

13) Total percentage holding of issued class following this notification

See below

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES 0870 9090301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ....20.03.02...

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.
As of 18 March 2002
Signet Group plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	227,356,904	13.31
Holdings by CG Management Companies and Funds:		
Capital Guardian Trust Company	29,633,700	1.74
Capital International Limited	191,446,304	11.21
Capital International S.A	5,976,900	0.35
Capital International, Inc	300,000	0.02

Schedule A
Schedule of holdings in Signet Group plc
As of 18 March 2002
Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		1,980,000
Bank of New York Nominees		63,300
Chase Nominees Limited		15,826,100
Midland Bank plc		3,334,400
Deutsche Bank Mannheim		18,200
Bankers Trust		40,000
Nortrust Nominees		8,265,900
RBSTB Nominees Ltd.		89,600
ROY Nominees Ltd		16,200
	TOTAL	29,633,700

Schedule B

Capital International Limited

Registered Name		Local Shares
State Street Nominees Limited		3,176,200
Bank of New York Nominees		20,508,531
Chase Nominees Limited		47,877,253
Midland Bank plc		2,079,400
Bankers Trust		54,020,337
Barclays Bank		1,274,000
Citibank London		2,753,319
Morgan Guaranty		4,511,200
Nortrust Nominees		29,523,144
State Street Bank & Trust Co		2,865,900
Deutsche Bank AG		8,271,200
HSBC Bank plc		12,514,900
KAS UK		385,920
Bank One London		1,685,000
	TOTAL	191,446,304

Schedule B

Capital International S.A.

Chase Nominees		4,319,800
Midland Bank plc		99,100
Royal Bank of Scotland		273,000
Lloyds Bank		100,000
Deutsche Bank AG		1,185,000
	TOTAL	5,976,900

Schedule B

Captial International Inc.

Bank of New York Nominees		300,000
	TOTAL	300,000

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Walker Gordon Boyd

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2002

18) Period during which or date on which exercisable

Normally between 3 and 10 years of grant date.

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

225,000 0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.20

22) Total number of shares or debentures over which options held following this notification

3,047,593

23) Any additional information

Options granted under Signet Group plc 1993 Executive Share Option Scheme.

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......16 April 2002........

SIGNET GROUP PLC

Notification to Company Announcements Office of Director's Interest

Signet Group plc hereby notifies you pursuant to paragraph 16.13(c)(i) of the Listing Rules that on 26 April 2002 an award was made to Mr Walker Boyd, a director of Signet Group plc, under the Signet Group plc 2000 Long Term Incentive Plan. Vesting of the award is subject to the satisfaction over a period of three financial years of specified performance conditions.

In the event of the award vesting, one half of it would be satisfied by the grant to the director of an option, exercisable in normal circumstances for the remainder of the period of 10 years which commenced on the original grant of the award, to acquire ordinary shares in Signet Group plc on payment of a nominal amount of £1 irrespective of the number of shares in respect of which the option is exercised.

The number of shares to be comprised in the option will be calculated by dividing the value of one half of the award by 121p, the middle market quotation of an ordinary share on Thursday 25 April 2002. The value of the award that vests will depend upon the extent to which the performance conditions have been fulfilled and will also be capped by reference to a percentage of the director's basic salary at that time. The number of shares to be comprised in the option will therefore not be established until the award vests and cannot therefore be notified at this stage.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Walker Boyd

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See below

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See below

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

See below

7) Number of shares/amount of stock acquired

See below

8) Percentage of issued class

See below

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

See below

18) Period during which or date on which exercisable

See below

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

See below

22) Total number of shares or debentures over which options held following this notification

3,047,593

23) Any additional information

See below

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......2 May 2002........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Terry Burman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2002

18) Period during which or date on which exercisable

Normally between 3 and 10 years of grant date.

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

1,242,019 0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

$1.723

22) Total number of shares or debentures over which options held following this notification

7,032,709

23) Any additional information

Options granted under Signet Group plc 1993 Executive Share Option Scheme.

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......16 April 2002........

SIGNET GROUP PLC

Notification to Company Announcements Office of Director's Interest

Signet Group plc hereby notifies you pursuant to paragraph 16.13(c)(i) of the Listing Rules that on 26 April 2002 an award was made to Mr Terry Burman, a director of Signet Group plc, under the Signet Group plc 2000 Long Term Incentive Plan. Vesting of the award is subject to the satisfaction over a period of three financial years of specified performance conditions.

In the event of the award vesting, one half of it would be satisfied by the grant to the director of an option, exercisable in normal circumstances for the remainder of the period of 10 years which commenced on the original grant of the award, to acquire ordinary shares in Signet Group plc on payment of a nominal amount of £1 irrespective of the number of shares in respect of which the option is exercised.

The number of shares to be comprised in the option will be calculated by dividing the value of one half of the award by 121p, the middle market quotation of an ordinary share on Thursday 25 April 2002. The value of the award that vests will depend upon the extent to which the performance conditions have been fulfilled and will also be capped by reference to a percentage of the director's basic salary at that time. The number of shares to be comprised in the option will therefore not be established until the award vests and cannot therefore be notified at this stage.

Alc/ltip\Stock x-change May 02.doc.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Terry Burman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See below

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See below

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

See below

7) Number of shares/amount of stock acquired

See below

8) Percentage of issued class

See below

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

See below

18) Period during which or date on which exercisable

See below

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

See below

22) Total number of shares or debentures over which options held following this notification

7,032,709

23) Any additional information

See below

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......2 May 2002........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Ian Dahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 April 2002

18) Period during which or date on which exercisable

Normally between 3 and 10 years of grant date.

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

220,833 0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.20

22) Total number of shares or debentures over which options held following this notification

1,007,203

23) Any additional information

Options granted under Signet Group plc 1993 Executive Share Option Scheme.

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......16 April 2002........

SIGNET GROUP PLC

Notification to Company Announcements Office of Director's Interest

Signet Group plc hereby notifies you pursuant to paragraph 16.13(c)(i) of the Listing Rules that on 26 April 2002 an award was made to Mr Ian Dahl, a director of Signet Group plc, under the Signet Group plc 2000 Long Term Incentive Plan. Vesting of the award is subject to the satisfaction over a period of three financial years of specified performance conditions.

In the event of the award vesting, one half of it would be satisfied by the grant to the director of an option, exercisable in normal circumstances for the remainder of the period of 10 years which commenced on the original grant of the award, to acquire ordinary shares in Signet Group plc on payment of a nominal amount of £1 irrespective of the number of shares in respect of which the option is exercised.

The number of shares to be comprised in the option will be calculated by dividing the value of one half of the award by 121p, the middle market quotation of an ordinary share on Thursday 25 April 2002. The value of the award that vests will depend upon the extent to which the performance conditions have been fulfilled and will also be capped by reference to a percentage of the director's basic salary at that time. The number of shares to be comprised in the option will therefore not be established until the award vests and cannot therefore be notified at this stage.

Ak/ltip\Stock x-change May 02.doc.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Ian Dahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 16 or in respect of a non-beneficial interest

See below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See below

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See below

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

See below

7) Number of shares/amount of stock acquired

See below

8) Percentage of issued class

See below

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

See below

18) Period during which or date on which exercisable

See below

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

See below

22) Total number of shares or debentures over which options held following this notification

1,007,203

23) Any additional information

See below

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......2 May 2002........

SIGNET

Embargoed until 12.30 p.m. (BST)
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

9 May 2002

RETIREMENT OF DIRECTOR

David Wellings, who is the senior independent non-executive director and Chairman of the Remuneration and Nomination Committees, is to stand down at Signet's annual general meeting on 13 June 2002. He joined the Board in August 1992.

James McAdam, Chairman, commented, "David Wellings has played a very significant role in the successful transformation of the business during the past ten years. On behalf of the Board I thank him for his invaluable contribution and wish him a long and happy retirement."

Enquiries:	**James McAdam, Chairman**	**+44 (0) 20 7399 9520**
	Mike Smith, Brunswick	**+44 (0) 20 7404 5959**
	Rupert Young, Brunswick	**+44 (0) 20 7404 5959**

Signet operated 1,639 speciality retail jewellery stores at 4 May 2002; these included 1,035 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 604 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com

Signet Group plc 66 Grosvenor Street, London W1K 3LL Tel: 020 7399 9520 Fax: 020 7408 1493

Registered in England number 477692 Registered office: Zenith House, The Hyde, London NW9 6EW

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

STANDARD LIFE INVESTMENTS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

STANDARD LIFE INVESTMENTS

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STANLIFE NOMINEES LIMITED

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

1,240,395

8) Percentage of issued class

0.072%

9) Class of security

0.5P ORDINARY SHARES

10) Date of transaction

9 MAY 2001

11) Date company informed

10 MAY 2002

12) Total holding following this notification

50,554,742

13) Total percentage holding of issued class following this notification

Below 3% notifiable interest

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES
0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..14 MAY 2002..

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

AMVESCAP PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST IN RESPECT OF AMVESCAP PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees	165,700,654
Chase Nominees	825,000
HSBC Nominees	15,662,558
Northern Trust Nominees	2,295,589
Bank of New York Nominees	3,813,982
BT Globenet Nominees	107,000

5) Number of shares/amount of stock acquired

2,065,000

6) Percentage of issued class

0.12%

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

0.5p ORDINARY SHARES

10) Date of transaction

18 June 2002

11) Date company informed

19 June 2002

12) Total holding following this notification

188,404,783

13) Total percentage holding of issued class following this notification

11.00%

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES
0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..19 June 2002.....

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHFP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 477692

Company Name in full SIGNET GROUP plc

	Day	Month	Year
Date of termination of appointment	13	06	2002

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) DAVID

Surname WELLINGS

	Day	Month	Year
†Date of Birth	13	12	1940

A serving director, secretary etc must sign the form below.

Signed Tim Jackson **Date** 24.06.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ANNE KEATES
ZENITH HOUSE, THE HYDE, LONDON
NW9 6EW Tel 0870 9090301
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

A30 COMPANIES HOUSE 0581 25/06/02

Form revised 1999

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE LETTER BELOW

5) Number of shares/amount of stock acquired

NOT STATED

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

0.5P ORDINARY SHARES

10) Date of transaction

NOT STATED

11) Date company informed

1 JULY 2002

12) Total holding following this notification

56,620,226

13) Total percentage holding of issued class following this notification

3.31%

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES
0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..2 JULY 2002..

LETTER FROM GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD
1 JULY 2002

In compliance with Section 198 of Companies Act 1985 we wish to inform you that the following persons have an interest in the ordinary shares of Signet Group plc as at 28/6/2002.

a) Beneficial owner's name: Board of Commissioners of Currency, Singapore

Holdings: 333,521 shares
Registered holder's name: The Securities Management Trust Ltd (A/c No:SMB)

b) Beneficial owner's name: Government of Singapore

Holdings: 37,864,954 shares
Registered holder's name: The Securities Management Trust Ltd (A/c No:SMC)

Holdings: 4,500,000 shares
Registered holder's name: Nortrust Nominees Limited (A/c No:EM073)

Holdings: 106,100 shares
Registered holder's name: Nortrust Nominees Limited (A/c No:EM125)

Holdings: 18,676 shares
Registered holder's name: Nortrust Nominees Limited (A/c No:EM167)

Holdings: 95,700 shares
Registered holder's name: Nortrust Nominees Limited (A/c No:EM174)

c) Beneficial owner's name: Monetary Authority of Singapore

Holdings: 5,935,959 shares
Registered holder's name: The Securities Management Trust Ltd (A/c No: SMH)

Holdings: 7,763,316 shares
Registered holder's name: The Bank of New York Nominees Limited (A/c No: ACCJ)

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

CAPTITAL GROUP COMPANIES INC ("CG") AND CAPITAL INTERNATIONAL LIMITED, AFFILIATE OF CG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM CG.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE LETTER BELOW.

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT STATED

8) Percentage of issued class

N/A

9) Class of security

0.5p ORDINARY SHARES

10) Date of transaction

NOT STATED

11) Date company informed

09.07.02

12) Total holding following this notification

See below

13) Total percentage holding of issued class following this notification

See below

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES 0870 9090301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ....30.07.02...

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.

As of 8 July 2002

Signet Group plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	206,343,664	12.09
Holdings by CG Management Companies and Funds:		
Capital Guardian Trust Company	28,557,000	1.67
Capital International Limited	172,432,154	10.10
Capital International S.A	4,434,510	0.26
Capital International, Inc	920,000	0.05

Schedule A

Schedule of holdings in Signet Group plc

As of 8 July 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited	1,700,000
Bank of New York Nominees	63,300

Chase Nominees Limited		15,785,400
Midland Bank plc		2,578,400
Deutsche Bank Mannheim		18,200
Bankers Trust		40,000
Nortrust Nominees		8,265,900
RBSTB Nominees Ltd.		89,600
ROY Nominees Ltd		16,200
	TOTAL	28,557,000

Schedule B

Capital International Limited

Registered Name		Local Shares
State Street Nominees Limited		2,556,200
Bank of New York Nominees		27,066,731
Chase Nominees Limited		47,998,253
Midland Bank plc		2,079,400
Bankers Trust		28,559,387
Barclays Bank		1,274,000
Citibank London		2,753,319
Morgan Guaranty		4,511,200
Nortrust Nominees		29,365,744
State Street Bank & Trust Co		2,865,900
Deutsche Bank AG		8,816,200
HSBC Bank plc		12,514,900
KAS UK		385,920
Bank One London		1,685,000
	TOTAL	172,432,154

Schedule B

Capital International S.A.

Chase Nominees	3,517,410

Midland Bank plc		99,100
Royal Bank of Scotland		273,000
Lloyds Bank		100,000
Deutsche Bank AG		445,000
	TOTAL	4,434,510

Schedule B

Captial International Inc.

Bank of New York Nominees		300,000
State Street Nominees Limited		620,000
	TOTAL	920,000

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

Dated: August 5, 2002

By: [signature]
Walker Boyd
Group Finance Director